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                            July 10, 2020

       Carole Ben-Maimon, M.D.
       President and Chief Executive Officer
       Larimar Therapeutics, Inc.
       Three Bala Plaza East, Suite 506
       Bala Cynwyd, PA 19004

                                                        Re: Larimar
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 26, 2020
                                                            File No. 333-239510

       Dear Dr. Ben-Maimon:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed June 26, 2020

       General

   1. We note that you are not eligible to conduct this offering on Form S-3 because you do not meet the conditions
outlined in General Instruction I.A.3 or I.A.6 of Form S-3. In this regard, Zafgen, Inc.
was the    acquired    company for financial reporting purposes in the
                                                        business combination
that closed on May 28, 2020 and the financial statements of
                                                        Chondrial Therapeutics,
Inc. have not been included in materials required to be filed pursuant to Section 13,
14 and 15(d) for a period of at least twelve calendar months immediately preceding
the filing of the registration statement on Form S-3. Accordingly, please register the
offering on Form S-1.
 Carole Ben-Maimon, M.D.
FirstName  LastNameCarole
Larimar Therapeutics, Inc. Ben-Maimon, M.D.
Comapany
July       NameLarimar Therapeutics, Inc.
     10, 2020
July 10,
Page  2 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason L. Drory, Staff Attorney, at 202-551-8342, or Joseph McCann,
Legal Branch Chief, at 202-551-6262 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Rachel M. Bushey, Esq.